06009644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUL 27 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 05/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARONSON CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 KING FARM BLVD., SUITE 300
(No. and Street)

ROCKVILLE	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA L. JAYNE 301-231-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEELEY & DRISCOLL, P.C.
(Name – *if individual, state last, first, middle name*)

200 PORTLAND STREET	BOSTON	MA	02114-1709
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LARRY A. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARONSON CAPITAL ADVISORS, LLC, as of MAY 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

MANAGING MEMBER/PRINCIPAL

Title

Notary Public

My Comm. Exps. 7/1, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

MAY 31, 2006

F&D

ARONSON CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

F&D

F&D

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

The Board of Directors
Aronson Capital Advisors, LLC
Rockville, Maryland

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC as of May 31, 2006, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present-fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of May 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2006

Feeley & Driscoll, P.C.

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

ARONSON CAPITAL ADVISORS, LLC

Statement of Financial Condition

May 31, 2006

Assets

Cash	$	667,857
Accounts receivable		1,236
Due from related party		27,426
	$	696,519

Liabilities and Members' Equity

Liabilities:		
Accrued expenses	$	6,000
Accounts payable		4,912
		10,912
Members' equity		685,607
	$	696,519

See accompanying notes.

ARONSON CAPITAL ADVISORS, LLC

Statement of Income and Changes in Members' Equity

For the year ended May 31, 2006

Revenues	$ 5,510,841
Operating expenses:	
Management fees	2,239,196
Professional fees	73,236
Consulting fees	36,165
Other	1,287
	2,349,884
Income from operations	3,160,957
Other income -	
Interest income	17,318
Net income	3,178,275
Capital contributions	525,000
Distributions to members	(3,255,000)
Members' equity, beginning of year	237,332
Members' equity, end of year	$ 685,607

See accompanying notes.

ARONSON CAPITAL ADVISORS, LLC

Statement of Cash Flows

For the year ended May 31, 2006

Cash flows from operating activities:	
Net income	$ 3,178,275
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,236)
Increase in accounts payable	4,912
Decrease in accrued expenses	(11,456)
Net cash provided by operating activities	3,170,495
Cash flows from financing activities:	
Capital contributions received	525,000
Distributions to members	(3,255,000)
Advances to related party	(27,426)
Net cash used in financing activities	(2,757,426)
Net increase in cash	413,069
Cash, beginning of year	254,788
Cash, end of year	$ 667,857

See accompanying notes.

Note 1 - Organization and Nature of Business

Aronson Capital Advisors, LLC (the Company) was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company provides merger and acquisition advisory and related consulting services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes - The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

Note 3 - Related Party Transactions

On April 8, 2002, the Company entered into a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or through subordinated loans. All professional staff personnel related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related consulting expense. Under this management agreement, the Company reimbursed the member $2,239,196 for the year ended May 31, 2006.

Note 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At May 31, 2006, the Company had net capital of $656,945, which was $651,945 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .0167 to 1 at May 31, 2006.

Note 5 - Concentration of Credit Risk

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) by an amount of $565,617 at May 31, 2006.

Note 6 - Transactions with Major Customers

Transactions with four (4) major customers accounted for approximately seventy percent (70%) of revenues for the year ended May 31, 2006.

ADDITIONAL INFORMATION

ARONSON CAPITAL ADVISORS, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Act of 1934

May 31, 2006

Net capital	$	656,945
Minimum net capital required		5,000
Excess net capital	$	651,945
Aggregate indebtedness -		
Accrued expenses	$	10,912
Ratio - aggregate indebtedness to net capital	$	0.0167:1

There are no material differences in the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and computation of net capital in the Company's corresponding unaudited FOCUS Report Part IIA, filed as of May 31, 2006.

ARONSON CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

May 31, 2006

Aronson Capital Advisors, LLC is exempt from the reserve requirements of Rule 15c3-3, as it does not hold funds or securities for, or owe money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended May 31, 2006.

Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Aronson Capital Advisors, LLC
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedules of Aronson Capital Advisors, LLC for the year ended May 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

June 28, 2006

Feeley & Driscoll, P.C.